UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE NASDAQ OMX GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2.50% CONVERTIBLE SENIOR NOTES DUE 2013

(Title of Class of Securities)

631103AB4 and 631103AA6

(CUSIP Number of Class of Securities)

Edward S. Knight, Esq.

Executive Vice President and General Counsel

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, New York 10006

(212) 401-8700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

James J. Clark, Esq. Ann Makich, Esq.	Robert Evans III, Esq. Shearman & Sterling LLP
Cahill Gordon & Reindel LLP	599 Lexington Avenue
80 Pine Street	New York, New York 10022
New York, New York 10005	(212) 848-4000 (Phone)
(212) 701-3000 (Phone)	(212) 848-7179 (Fax)
(212) 269-5420 (Fax)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$438,350,475	$50,892

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $427,659,000 aggregate principal amount of the issuer’s 2.50% Convertible Senior Notes due 2013 at the tender offer price of $1,025 per $1,000 principal amount of such Convertible Notes outstanding as of September 20, 2011.
(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,892.	Filing Party: The NASDAQ OMX Group, Inc.
Form or Registration No.: Schedule TO-I.	Date Filed: September 20, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Table of Contents

Page
Introductory Statement	1

Items 1, 4 and 11.	1

Item 12. Exhibits.	1

Signature

Exhibit Index

EX-99.(a)(1)(i)*

EX-99.(a)(1)(ii)*

EX-99.(a)(1)(iii)*

EX-99.(a)(1)(iv)*

EX-99.(a)(5)*

EX-99.(a)(6)

EX-99.(b)*

*	Previously filed with Schedule TO filed September 20, 2011.

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) by The NASDAQ OMX Group, Inc., a Delaware corporation (“the Company”), on September 20, 2011 in connection with the Company’s offer (the “Tender Offer”) to purchase for cash any and all of its 2.50% Convertible Senior Notes due 2013 (the “Convertible Notes”) at $1,025.00 per $1,000 principal amount of Convertible Notes, plus all accrued and unpaid interest up to, but not including, the date on which the Convertible Notes are purchased. The Tender Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, with respect to the Tender Offer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the original Schedule TO.

This Amendment No. 1 reports the results of the Tender Offer and includes only the items in the original Schedule TO that are being amended and supplemented, and unaffected items are not included herein. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

You should read this Amendment No. 1 together with the original Schedule TO, the Offer to Purchase and the related Letter of Transmittal. Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

Items 1, 4 and 11.

Items 1, 4 and 11 of the Schedule TO are amended and supplemented to include the following:

“The Tender Offer expired at 12:00 midnight, New York City time, on October 18, 2011, which is referred to as the Expiration Date. The Company has been advised by D.F. King & Co., as Information Agent and Depositary, that an aggregate of $334,678,000 principal amount of the Convertible Notes were validly tendered in the Tender Offer prior to the expiration of the Tender Offer on the Expiration Date. In accordance with the terms of the Tender Offer, the Company has accepted for payment all $334,678,000 principal amount of such Convertible Notes at a purchase price of $1,025.00 per $1,000 principal amount of Convertible Notes, plus all accrued and unpaid interest up to, but not including, the date on which the Convertible Notes are purchased, which is referred to as the Payment Date. The Payment Date is expected to be Wednesday, October 19, 2011.

Pursuant to the terms of the Tender Offer, all Convertible Notes not tendered in the Tender Offer will remain outstanding, and the terms and conditions of the Convertible Notes, including the covenants and other protective provisions contained in the indenture governing such Convertible Notes, will remain unchanged.

Filed with this Amendment No. 1 as Exhibit (a)(6) is the press release issued by the Company on October 19, 2011.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

“Exhibit Number	Description

(a)(6)	Press Release dated October 19, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2011

THE NASDAQ OMX GROUP, INC.

By:	/s/ EDWARD S. KNIGHT
Edward S. Knight
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase dated September 20, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Form of Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees that are Holders of Convertible Notes.

(a)(1)(iv)*	Form of Letter to Clients who are Beneficial Owners of Convertible Notes.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release dated September 20, 2011.

(a)(6)	Press Release dated October 19, 2011.

(b)*	Credit Agreement, dated as of September 19, 2011 among The NASDAQ OMX Group, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Nordea Bank AB (publ.), Merchant Banking, Skandinaviska Enskilda Banken AB (publ.) UBS Securities LLC and Wells Fargo Securities, LLC.

(c)	Not applicable.

(d)(1)(A)	Indenture, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.) and The Bank of New York, as Trustee – incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed March 3, 2008 (File No. 000-32651).

(d)(1)(B)	Registration Rights Agreement, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.), J.P. Morgan Securities Inc. and Banc of America Securities LLC – incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 3, 2008 (File No. 000-32651).

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	None.

*	Previously filed with Schedule TO filed September 20, 2011.